Exhibit 99.1
LAKE SHORE GOLD ANNOUNCES LARGE INITIAL RESOURCE AT 144 GAP DEPOSIT
•	Resource estimate includes:
o	301,700 ounces in Indicated category (1,734,000 tonnes at average grade of 5.41 gpt)
o	319,200 ounces in Inferred category (1,914,000 tonnes at average grade of 5.19 gpt)
•	New drilling confirms existing results and highlights opportunities for resource expansion
o	Significant intersections within defined resource (but not included in resource estimate) include 49.92 gpt/22.7 m, 31.27 gpt/18.5 m, 10.56 gpt/7.8 m, 5.41 gpt/36.0 m
o	Significant intersections outside resource include 6.43 gpt/12.5 m, 5.97 gpt/18.8 m, 9.43 gpt/12.4 m, 9.43 gpt/8.7 m, 8.09 gpt/9.9 m
•	Definition and expansion drilling in progress with 46,000 metres from underground and 7,000 metres from surface planned in 2016.
TORONTO, ONTARIO -- (Marketwired – February 8, 2016) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced the completion of an initial National Instrument ("NI") 43-101 resource estimate for the Company's wholly owned 144 Gap Deposit ("144 Gap") located in Timmins, Ontario. The reported resource contains 301,700 contained ounces of gold ("Au") in the Indicated category and 319,200 ounces Au in the Inferred category as outlined below.
Category	Tonnes	Capped Grade(gpt* Au)	Ounces Au

Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200
* Grams per tonne

The 144 Gap resource was estimated using the Inverse Distance to the power 2 (ID2) interpolation method with capping of gold assays evaluated by zone and ranging between 70 and 120 gpt, and an assumed long-term gold price of US$1,100 per ounce with an average exchange rate of $0.90 $US/$CAD. The cut-off grade for the base case is 2.6 gpt.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "We are pleased with the initial resource at the 144 Gap, which is very much in line with our expectations and highlights the opportunity to significantly extend mine life at our Timmins West Complex through successful exploration along the 144 Trend. Today's results represent a first resource, with there being considerable potential to add to our resource base with further drilling. We have already achieved encouraging results from both surface and underground drilling at the 144 Gap since we closed the database to calculate the first resource. Additional holes being released today both confirm current estimates and identify opportunities to expand the known mineralization. The next steps are to begin development to support test stoping into the eastern portion of the 144 Gap. A total of 10,000 to 15,000 ounces of non-commercial production is targeted for the third and fourth quarters of 2016."
The resource estimate was completed using a total of 291 holes of new drilling for a total of 176,332 metres. Of the new drilling, 146 holes (141,680 metres) were from surface drilling and 145 holes (34,652 metres) were from underground platforms established from the new exploration drift near the 820 Level. All recent drilling to define the resource was focused on a 400 metre strike length between 400 and 1,000 metres below surface. Typical drill spacing for the indicated resource is between 12.5 and 25.0 metres and for inferred resources less than 50 metres. The total resources reported are contained in nine separate zones lying between the 600 and 1,000 metre levels with the bulk of total ounces being hosted within the Main Zone and the East Zone. Average horizontal widths for these two zones are estimated at between 30 and 50 metres. A detailed review of estimated tonnages and grades by zone is presented in Table 3.

While the two key zones cover a total vertical depth of approximately 400 metres, they are most concentrated in a 180 metre vertical interval between the 780 and the 940 metre levels. This interval contains 1,300,000 tonnes grading 6.00 gpt (253,000 ounces) in the Indicated category and 805,000 tonnes grading 5.72 gpt (148,000 ounces) in the Inferred category.
Included within the mineral resource estimate is a sensitivity analysis from the base case cut-off grade of 2.6 gpt using various cut-off grades between 1.00 and 5.00 gpt.
Table 1. Sensitivity of Total Resources – Indicated Resources
	Cut-Off Grade	Tonnes	Grade	Ounces
	1.0	3,438,000	3.59	396,500
	1.5	2,810,000	4.11	371,300
	2.0	2,263,000	4.68	340,700
Base Case	2.6	1,734,000	5.41	301,700
	3.0	1,455,000	5.92	276,700
	4.0	954,000	7.21	221,000
	5.0	653,000	8.47	177,800

Table 2. Sensitivity of Total Resources – Inferred Resources
	Cut-Off Grade	Tonnes	Grade	Ounces
	1.0	3,547,000	3.60	410,900
	1.5	2,981,000	4.05	388,200
	2.0	2,439,000	4.56	357,800
Base Case	2.6	1,914,000	5.19	319,200
	3.0	1,609,000	5.64	291,900
	4.0	1,062,000	6.76	230,800
	5.0	717,000	7.87	181,300
1.	Grades are capped by zone at levels between 70 and 120 gpt.
2.	Sums may not add due to rounding.
The base case resource estimate and sensitivity calculations were completed using a number of assumptions, including: an assumed minimum mining width of two metres; US$/C$ exchange rate of 0.90; mining, G&A and trucking costs of $74 per tonne; processing costs of $22 per tonne; and assumed metallurgical recoveries of 97%. Lake Shore Gold intends to file a Technical Report that is in compliance with the requirements of National Instrument 43-101 ("NI 43-101") within 45 days of the issue of this news release.

Subsequent to the closure of the database for resource estimation, the Company has completed an additional 47 holes (10,134 metres) of drilling within and surrounding the new resource (see Table 4). The results from these holes generally confirm the original work and highlight new opportunities for resource expansion. Significant intersections obtained from new drilling within the resource models include 31.27 gpt/18.5 m from Hole HW-820-166 and 10.56 gpt/7.8 m from HW820-145 in the west portion of the deposit and 6.81 gpt/29.2 m from HW820-184, 5.41 gpt/36.0 m from HW820-186 and 49.92 gpt/22.7 m from HW820-134 in the east portion of the deposit. Significant intersections outside the resource include 6.43 gpt/12.5 m in HW820-183, 5.97 gpt/18.8 m from HW820-195, 9.43 gpt/12.4 m and 9.42 gpt/8.7 m from HW820-170 and 8.09 gpt/9.9 m in HW820-145. The intersections from HW820-183 and HW820-195 are located between 50 and 100 metres above the current outline for the East Zone and the intersections from HW820-170 and 820-145 are located on the immediate south edge of the Main Zone near the 820 Level.

Table 3. 144 Gap Deposit Resource at 2.6 gpt Cut-Off Grade
Zone	Type	Tonnage	Grade (gpt)	Ounces
HW Zone	Inferred	177,000	4.15	23,600
144 East Zone	Indicated	659,000	5.59	118,400
	Inferred	260,000	4.85	40,600
FW1 Zone	Inferred	79,000	5.05	12,900
FW2 Zone	Inferred	107,600	6.59	22,800
Main Zone	Indicated	1,075,000	5.30	183,300
	Inferred	538,000	5.17	89,400
FW3 Zone	Inferred	20,400	9.28	6,100
FW4 Zone	Inferred	352,000	5.22	59,000
FW5 Zone	Inferred	271,000	5.33	46,500
HWY EXT Zone	Inferred	109,000	5.22	18,300
	Total indicated	1,734,000	5.41	301,700
	Total inferred	1,914,000	5.19	319,200

1) Mineral resource estimates have been classified according to CIM Definitions and Guidelines.
2) Mineral resources are reported inclusive of reserves.
3) Mineral resources incorporate a minimum cut-off grade of 2.6 grams per tonne gold.
4) Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
5) Cut-off grades assume mining, G&A and trucking costs of $74 per tonne and processing costs of $22 per tonne. Metallurgical recoveries are estimated at 97.0% based on initial test work.
6) Mineral resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 70 and 120 grams per tonne based on statistical analysis of each zone.

7) Assumed minimum mining width is two metres.
8) The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9) Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

Qualified Persons
The Company's Overall Qualified Person ("QP") for the new NI 43-101 Technical Report is Eric A. Kallio, P.Geo., Senior Vice President of Exploration. Mr. Kallio is an employee of Lake Shore Gold and considered a Qualified Persons according to the definitions of NI 43-101. As a QP, he has prepared or supervised the preparation of the scientific or technical information and verified the data disclosed in this press release.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish. Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. BQ size underground drill core is either saw cut or whole core sampled. The drill core is transported in security sealed bags for preparation to the ALS Minerals analytical facility located in Val d'Or Quebec for fire assay. This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689). Most underground drill core is analyzed by Activation Laboratories Ltd. (Actlabs) in Timmins, Ontario. Actlabs is an ISO/IEC 17025:2005 Accredited laboratory.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

Table 4. 144 Gap Deposit – New Assay Results
Hole	Depth	Dip	Section	From	To	Interval	Grade	Target
Number	(m)	(degs)	No.	(m)	(m)	(m)	(gpt)	Block
HW820-057	250	-6	8575 N	98.00	114.00	16.00	3.88	West Block
			incl.	113.00	114.00	1.00	27.30
				172.00	180.30	8.30	5.10
HW820-059	282	4	8575 N	110.60	112.10	1.50	10.77	West Block
				136.70	158.00	21.30	3.62
			incl.	136.70	137.20	0.50	39.40
HW820-084	350	20	8550 N	175.40	177.30	1.90	24.37	West Block
			incl.	175.40	176.40	1.00	42.03
				219.00	231.00	12.00	6.78
			incl.	219.00	221.00	2.00	23.87
HW820-094	399	8	8750 N	142.20	146.10	3.90	6.16	West Block
				152.00	169.00	17.00	4.45
				183.90	185.00	1.10	12.43
HW820-112A	183	-10	8862 N	119.00	138.50	19.50	17.22	East Block
			incl.	130.80	138.50	7.70	34.26
			which incl.	134.70	135.70	1.00	213.00
HW820-134	190	5	8850 N	101.00	107.00	6.00	6.19	East Block
				143.80	166.50	22.70	49.92
			incl.	143.80	145.20	1.40	275.95
			and incl.	154.50	159.70	5.20	129.90
HW820-145	260	0	8600 N	123.00	126.00	3.00	3.72	West Block
				157.40	167.30	9.90	8.09
			incl.	157.40	160.40	3.00	20.88
				183.40	191.20	7.80	10.56
			incl.	183.40	184.30	0.90	44.89
				214.80	222.00	7.20	4.76
HW820-151	261	27	8650 N	142.00	150.00	8.00	4.96	West Block
				176.00	182.50	6.50	3.92
HW820-153	300	28	8625 N	149.60	150.10	0.50	24.60	West Block
				197.70	203.60	5.90	4.44
				215.00	216.00	1.00	51.30
				231.00	232.00	1.00	40.70
				241.00	251.90	10.90	16.96
			incl.	241.00	247.10	6.10	25.72
			which incl.	243.10	244.00	0.90	78.60

Hole	Depth	Dip	Section	From	To	Interval	Grade	Target
Number	(m)	(degs)	No.	(m)	(m)	(m)	(gpt)	Block
HW820-156	215	15	8850 N	136.30	142.20	5.90	13.48	East Block
				153.30	165.20	11.90	3.13
HW820-157	230	15	8850 N	120.80	139.00	18.20	4.88	East Block
			incl.	124.80	125.50	0.70	40.70
				193.00	198.70	5.70	4.15
HW820-158	160	-30	8862 N	100.00	104.00	4.00	10.68	East Block
				139.00	150.00	11.00	6.63
			incl	145.00	146.00	1.00	42.60
HW820-159	165	-4	8862 N	138.00	144.50	6.50	17.48	East Block
			incl.	138.00	139.00	1.00	90.30
				158.80	163.00	4.20	5.57
HW820-160	160	-16	8862 N	94.00	100.00	6.00	12.48	East Block
			incl.	95.00	97.60	2.60	24.58
				123.00	139.00	16.00	15.35
			incl.	134.00	139.00	5.00	33.19
HW820-161	185	11	8862 N	102.00	129.40	27.40	4.42	East Block
			incl.	106.20	107.50	1.30	31.07
				142.00	154.40	12.40	9.80
			incl.	153.40	154.40	1.00	68.70
HW820-162	140	29	8800 N	75.30	84.50	9.20	3.39	East Block
HW820-164	200	-83	8800 N	131.00	133.00	2.00	7.50	East Block
				158.00	160.00	2.00	6.46
HW820-166	310	24	8575 N	151.40	154.00	2.60	6.57	West Block
				174.00	192.50	18.50	31.27	West Block
			incl.	187.00	192.50	5.50	98.29
			which incl.	187.00	187.90	0.90	493.00
				244.00	250.50	6.50	4.25
HW820-167	250	-25	8575 N	117.20	120.20	3.00	3.90	West Block
				138.90	141.10	2.20	4.37	West Block
HW820-169	250	3	8600 N	90.00	95.00	5.00	5.15	West Block
				145.00	145.80	0.80	532.00
				195.00	196.00	1.00	11.34
				205.50	212.30	6.80	6.10

Hole	Depth	Dip	Section	From	To	Interval	Grade	Target
Number	(m)	(degs)	No.	(m)	(m)	(m)	(gpt)	Block
HW820-170	280	12	8600 N	136.00	139.80	3.80	3.70	West Block
				150.10	156.10	6.00	3.64
				175.10	178.80	3.70	6.54
				190.20	202.60	12.40	9.43
			incl.	196.00	198.50	2.50	31.94
				234.30	243.00	8.70	9.42
			incl.	242.00	243.00	1.00	35.50
HW820-172	260	8	8600 N	114.40	117.90	3.50	4.60	West Block
				146.40	149.80	3.40	9.92
				167.70	170.20	2.50	8.58
				190.50	201.10	10.60	4.40
				226.20	230.80	4.60	3.96
HW820-174	260	-7	8600 N	184.40	192.60	8.20	4.14	West Block
				210.00	216.70	6.70	7.63
HW820-175	260	-12	8600N	87.00	88.50	1.50	9.73	West Block
				147.20	148.10	0.90	77.20
				206.90	208.80	1.90	6.37
HW820-176	244	-23	8600 N	102.70	105.60	2.90	5.94	West Block
				142.00	147.00	5.00	6.63
HW820-177	248	-29	8600 N	113.50	117.50	4.00	4.55	West Block
				143.10	148.80	5.70	7.74
				238.60	240.20	1.60	10.61
HW820-178	294	-42	8600 N	83.50	99.00	15.50	3.64	West Block
				115.40	117.10	1.70	7.34
				151.00	151.80	0.80	16.55
				165.30	168.20	2.90	8.11
HW820-180	120	-10	8812 N	52.90	56.80	3.90	5.20	East Block
HW820-181	120	-26	8812 N	69.50	79.80	10.30	17.80	East Block
			incl.	70.00	71.40	1.40	74.86
			and incl.	78.80	79.80	1.00	49.90
				93.00	95.30	2.30	6.84
HW820-182	180	19	8812 N	100.20	103.90	3.70	3.05	East Block
				162.40	164.50	2.10	8.73

Hole	Depth	Dip	Section	From	To	Interval	Grade	Target
Number	(m)	(degs)	No.	(m)	(m)	(m)	(gpt)	Block
HW820-183	190	26	8812 N	84.50	97.00	12.50	6.43	East Block
			incl.	92.00	93.00	1.00	36.60
HW820-184	150	-40	8812 N	62.00	65.00	3.00	10.35	East Block
				96.00	125.20	29.20	6.81
			incl.	101.00	102.00	1.00	28.00
			and incl.	123.10	125.20	2.10	41.64
HW820-185	150	-48	8812 N	100.00	109.00	9.00	16.54	East Block
			incl.	100.00	101.00	1.00	93.00
HW820-186	160	-64	8812 N	75.00	76.00	1.00	15.75	East Block
				112.00	148.00	36.00	5.41
			incl.	115.00	116.00	1.00	45.60
			and incl.	147.10	148.00	0.90	67.10
HW820-187	168	6	8850 N	108.60	114.80	6.20	4.56	East Block
				128.90	138.70	9.80	3.57
				146.00	150.00	4.00	9.63
HW820-188	174	12	8837 N	125.00	137.00	12.00	6.87	East Block
			incl.	132.00	133.00	1.00	52.80
				144.00	146.50	2.50	9.44
				159.00	162.00	3.00	5.46
HW820-189	168	-7	8837 N	124.00	136.90	12.90	4.24	East Block
HW820-191	180	-70	8837N	85.70	96.70	11.00	5.28	East Block
HW820-192	168	-62	8837 N	69.20	79.70	10.50	3.51	East Block
				116.70	120.60	3.90	3.82
				126.30	129.30	3.00	10.22
HW820-194	210	24	8887 N	114.00	117.00	3.00	8.64	East Block
				125.90	127.30	1.40	5.39
HW820-195	220	30	8887 N	113.20	132.00	18.80	5.97	East Block
			incl.	128.00	131.00	3.00	16.42
HW820-205	205	-52	8887 N	116.50	119.00	2.50	9.61	East Block
				214.00	216.00	2.00	5.78
Notes:
1)True widths are not reported at this time.
2) Assays are reported uncut.
3) HW820-149, 155, 163, 165 and 190 returned week values <3.0 gpt/2.0 m or NSA.

Figure 1. 144 Gap Deposit – Plan View for 820 Level

144 Gap Deposit 820 Level
50 m
Projection: TW Local Grid
Scale: 1:3,500
Legend
Drillhole
Structural Zone
Resource Outline
Excavation
Lithology
Alteration
Diabase
Mafic Volcanics
Porphyry
Sediments
Ultramafics
Exploration Drift
HW820-160
12.48 gpt/6.0 m
15.35 gpt/16.0 m
HW820-112A
17.22 gpt/19.5m
HW820-184
6.81 gpt/29.2 m
HW820-183
6.43 gpt/12.5m
HW820-195
5.97 gpt/18.8 m
HW820-161
4.42 gpt/27.4 m
9.80 gpt/12.4 m
Thunder Creek Stock
HW820-134
49.92 gpt/22.7 m
HW820-157
4.88 gpt/18.2 m
144 Gap Deposit
HW820-003
3.25 gpt/3.3 m
HW820-145
8.09 gpt/9.95 m
10.56 gpt/7.8m
HW820-166
31.27 gpt/18.5m
HW820-170
9.43 gpt/12.4 m
144 Gap SW Zone